UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JANUARY 15th, 2026

DATE, TIME, AND PLACE: January 15th, 2026, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 95.91% of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting ballots, as per the summarized voting map disclosed by the Company.

BOARD: Mr. Leonardo Augusto de Andrade Barbosa, as President; and Mrs. Carolina Trindade, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call notice published in the newspaper “Valor Econômico”, editions of December 16, 17 and 18, 2025.

AGENDA: (a) To FIXATE the number of members that will compose the Board of Directors of the Company; (b) To ELECT one (1) new member to compose the Board of Directors of Santander Brasil; and (c) Due to the resolution in the previous item, to CONFIRM the composition of the Company’s Board of Directors.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on December 15, 2025; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 22, IX, of CVM Resolution 80/2022, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on January 14, 2026, pursuant to the Sole Paragraph of Article 46-C of CVM Resolution No. 81/2022, which was made available for shareholders' appreciation. With regard to the provisions of Subsection I of § 5 of the Article 48 of the aforementioned CVM Resolution, it is recorded that the participating shareholders had no interest in altering the vote casted through the remote voting ballots.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(i)         TO FIXATE by majority, with 3,649,196,068 favorable votes, 12,170 against votes and 35,416 abstentions, the number of eleven (11) members to be part of the Board of Directors in the mandate valid until the Ordinary General Meeting to be held in 2027.

(ii)        ELECT, by majority, with 3,649,176,116 favorable votes, 14,291 against votes and 53,247 abstentions, as an independent member of the Company's Board of Directors, for a supplementary term of office that will be in force until the investiture of those elected at the Company's 2027 Ordinary General Meeting, Mr. Antonio Carlos Quintella, brazilian, married, economist, bearer of the Brazilian Identity Card RG No. 327008283, registered with the CPF/MF under No. 864.614.277-91, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

It is recorded in the minutes that, according to the statements presented and filed with the Company, the Board member hereby elected, (i) fulfill the independence requirements pursuant to the third paragraph of Article 14 of the Company’s Bylaws; (ii) is not involved in any crime that prevents her from carrying out commercial activities, especially those mentioned in paragraphs 1 and 2 of Article 147 of Law 6,404/76; (iii) meets the requirements set forth in Resolution No. 4,970, of November 25, 2021, of the National Monetary Council; and (iv) will only take office in the position for which she has been elected after the authorization of its election by the Central Bank of Brazil and upon signing the representation provided for in Article 2 of Annex K of CVM Resolution 80, of 29 March 2022.

(iii)      Due to the resolution in the previous item, CONFIRM, by majority, with 3,647,570,791 favorable votes, 1,631,029 against votes and 41,834 abstentions, the composition of the Company's Board of Directors with a term of office in effect until the investiture of those elected by the 2027 Ordinary General Meeting, which by virtue of the election approved herein will be composed of the directors listed below, once the election of Mr. Antonio Carlos Quintella is authorized by the Central Bank of Brazil and takes office:

Name	Position
Deborah Stern Vieitas	President (independent)
Javier Maldonado Trinchant	Vice president
Antonio Carlos Quintella	Director (independent)
Cristiana Almeida Pipponzi	Director (independent)
Cristina San Jose Brosa	Director
Deborah Patricia Wright	Director (independent)
Ede Ilson Viani	Director
José de Paiva Ferreira	Director (independent)
Mario Roberto Opice Leão	Director
Nitin Prabhu	Director
Pedro Augusto de Melo	Director (independent)
Vanessa de Souza Lobato Barbosa	Director

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Leonardo Augusto de Andrade Barbosa – President; Carolina Trindade – Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; [-] – by remote voting ballot; [-ALFM-] , represented by Christiano Marques de Godoy, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Carolina Trindade

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 15, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer